May 8, 2018

FP: truCrowd

Open Until August 31, 2018

Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358



OFFERING STATEMENT
Net Proceeds

		# of Shares	Total Proceeds	
200 Class "A" Common Voting Shares	*Minimum Amt.*	200	$10,000	$8,400
$50 per Share	*Maximum Amt.*	2,140	$107,000	$100,550

THE COMPANY

1. Name of issuer: Meg Media Inc.

ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer:
   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?　　　　☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Information about directors (or persons of a similar status or function) of the Issuer:

Name:	Davis Jones
Dates of Board Service:	22 April 2014 - Present
Principal Occupation:	CEO of Meg Media Inc.
Dates of Service:	1 March 2014 - Present
Principal Business:	E-learning

May 8, 2018

FP:  truCrowd

Open Until August 31, 2018

Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT

Net Proceeds

		# of Shares	Total Proceeds
200 Class "A" Common Voting Shares	*Minimum Amt.* 200	$10,000	$8,400
$50 per Share	*Maximum Amt.* 2,140	$107,000	$100,550

Responsibilities:	Design, production, and distribution of e-learning products.

Name:	Michele Chaboudy
Dates of Board Service:	13 August 2014 - Present
Principal Occupation:	President of MacAbbey and Associates
Dates of Service:	1 March 2014 - Present
Principal Business:	Angel Investing and Startup Advising
Responsibilities:	Strategy and marketing advice.

Name:	Ludell Jones
Dates of Board Service:	26 March 2018 - Present
Principal Occupation:	Chief Operations Officer of Meg Media Inc.
Dates of Service:	1 March 2015 - Present
Principal Business:	E-learning
Responsibilities:	Communication and operations.

Name:	Jamie Fleischel
Dates of Board Service:	1 April 2018 - Present
Principal Occupation:	Owner of Picture Show Films
Dates of Service:	1 April 2018 - Present
Principal Business:	Video Production
Responsibilities:	Video production administration and strategy.

OFFICERS OF THE COMPANY

5. Information about officers (or persons of a similar status or function) of the Issuer:

<u>Officers of the Issuer</u>

Name:	Patrick Davis Jones
Title:	CEO
Dates of Service:	1 March 2014 - Present
Responsibilities:	Design, production, and distribution of e-learning products.



Name:	Crystal Ludella Jones
Title:	COO



May 8, 2018

FP: truCrowd

Open Until August 31, 2018

Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
Net Proceeds

			# of Shares	Total Proceeds
200 Class "A" Common Voting Shares	*Minimum Amt.*	200	$10,000	$8,400
$50 per Share	*Maximum Amt.*	2,140	$107,000	$100,550

Dates of Service:	13 January 2016
Responsibilities:	Manager of operations and communications.

PRINCIPAL SECURITY HOLDERS

6. Name and ownership level of each entity with more than 2 percent of the issuer's outstanding voting equity securities, calculated on the basis of voting power:

Capitalization Table Prior to the Offering		
Holder	*Shares of Common Stock Held*	*% Vote*
Patrick Davis Jones	35,951	55.90%
Crystal Ludella Jones	16,200	25.19%
James Patton Jones	1,850	2.88%
Picture Show Films LLC	9,000	13.99%
Other Shareholders	1,312	2.04%
Total Shares Outstanding	*64,313*	*100%*

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe the business of the Issuer and anticipated business plan:

Eazl is in the e-learning business. The Issuer exists to design, produce, and distribute high-quality and exceptionally affordable video-based online learning experiences (hereafter, "the courses"). The Issuer's business model is to sell access to the courses to students, both directly and through distribution partnerships. In addition to selling access to the courses, the Issuer may be able to develop products and services related to the courses in the future.

Meg Media Inc. owns the Eazl brand and a catalog of existing online learning experiences. As of early 2018, Meg Media Inc. has an audience of more than 100,000 students worldwide and has already authored a selection of bestselling online learning experiences. None of the online learning experiences that Meg Media Inc. has already published comprehensively cover common undergraduate subjects. Therefore, this issuance is intended to enable Meg Media Inc. to serve a group of students that is distinct from, but related to, Meg Media Inc.'s existing audience--namely, students at

May 8, 2018

FP:  truCrowd

Open Until August 31, 2018

Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
Net Proceeds

		# of Shares	Total Proceeds	
200 Class "A" Common Voting Shares	*Minimum Amt.*	200	$10,000	$8,400
$50 per Share	*Maximum Amt.*	2,140	$107,000	$100,550

the undergraduate level of education--through the creation of a new series of digital learning experiences collectively referred to as the Eazl Digital Degree.

RISK FACTORS

A crowdfunded investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Issuer, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Issuer's leadership. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

4

May 8, 2018

FP: truCrowd

Open Until August 31, 2018



Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
Net Proceeds

			# of Shares	Total Proceeds
200 Class "A" Common Voting Shares	*Minimum Amt.*	200	$10,000	$8,400
$50 per Share	*Maximum Amt.*	2,140	$107,000	$100,550

---

8. The following are material factors that make an investment in the issuer speculative or risky:

- Major Production Effort: The Eazl Digital Degree involves the creation of a large collection of online learning content. Therefor, the design and production of this content will require the coordination of many people working together in a creative capacity. When groups of people are collaborating on such a large project, complications related to staffing, coordination, and budget management create risks that the collection of content might be produced more slowly than anticipated, which creates business risk.

- Scaling Student Support: Ensuring that the Eazl Digital Degree program runs smoothly is no small task. Students learning in an online environment benefit greatly from opportunities to demonstrate their work and receive feedback and the Issuer must verify that students have actually completed the coursework they claim to have completed. Every time a student requests and receives feedback or requests verification of completed coursework, the Issuer's student support team incurs a cost (in terms of time and thus, money). There is a real risk that the Issuer's support systems will face difficulties serving a large group of students using the Issuer's online coursework to learn and ultimately earn their Digital Degree.

- Demand for Courses: As of early 2018, the majority of the independently-produced online courses (like the ones that the Eazl Digital Degree Project produces and sells) are tailored to the needs of working people, not undergraduate students. Therefore, there is a risk that learners seeking undergraduate coursework will not express a strong demand for the online learning content produced and distributed by the Issuer.

- Satisfaction with a Degree from a Non-accredited Organization: While the Eazl Digital Degree program will verify student coursework and ultimately issue an "undergraduate degree" (the Issuer calls these undergraduate degrees "Digital Degrees"), these Digital Degrees are dissimilar to those issued by traditional "land-grant" universities (like the University of Illinois) or accredited online universities (like the University of Phoenix) in that Eazl is not an accredited higher educational institution and doesn't plan to seek traditional accreditation in the future. Therefore, there are real risks that (1) some students who earn a Digital Degree through the Issuer will be dissatisfied with the credential they've earned and (2) Eazl will face legal and/or regulatory challenges related to the Digital Degree program.

- Entry of Competitors: The market for video-based online learning offerings is growing fast which attracts new entrants to the market. Also, in-person attendance at many

May 8, 2018

FP: truCrowd

Open Until August 31, 2018



Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT

Net Proceeds

		# of Shares	Total Proceeds	
200 Class "A" Common Voting Shares	*Minimum Amt.*	200	$10,000	$8,400
$50 per Share	*Maximum Amt.*	2,140	$107,000	$100,550

---

traditional colleges and universities is dropping, which may cause those organizations to offer new online programs. As new competitors enter the market, they could take market share from this Issuer and cause demand for the Issuer's offerings to decline.

- Projections Are Only Estimates: There can be no assurance that the Company will meet those projections. The Company will only succeed (and you will only make money) if there is sufficient demand for Eazl's products and services, people think it's a better option than the competition, and Eazl is able to sell products and services at a level that allows the Company to make a profit.

- Valuations are Speculation: Any valuation at this stage is speculation. No-one is saying the Issuer is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. If you can't make the call, don't invest.

- Over Reliance on Leadership: We depend on the leaders of this Issuer, named in Questions 5 and 6, to work effectively as a team, to execute our business strategy and business plan, and to manage employees and consultants. Our success will be dependent on the personal efforts of key personnel. Any of our officers or employees can terminate his or her employment relationship at any time, and the loss of the services of such individuals could have a material adverse effect on our business and prospects – and several employees have not yet been hired.

- Change of Control: It is possible that, at some point in the future, the Issuer could be merged, purchased, or restructured in such a way that the stewardship of your shares (and thus, your investment) is transferred to another party. This could, but would not necessarily, negatively impact your investment.

THE OFFERING

9. What is the purpose of this offering?

This offering is designed to aggregate the financing that will enable a team with instructional designers, video producers, and production coordinators to plan, create, and distribute the Digital Degree program by Eazl.

10. How does the Issuer intend to use the proceeds from this offering (below are estimates):

	If Minimum Offering Amount is Sold	If Maximum Amount Amount is Sold
Total Proceeds	$10,000	$107,000
Less: Offering Expenses		

May 8, 2018

FP:  truCrowd

Open Until August 31, 2018

Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT

Net Proceeds

		# of Shares	Total Proceeds
200 Class "A" Common Voting Shares	*Minimum Amt.* 200	$10,000	$8,400
$50 per Share	*Maximum Amt.* 2,140	$107,000	$100,550

Platform Fees	$500	$5,350
Escrow Fees	$500	$500
Stock Transfer Agent	<u>$600</u>	<u>$600</u>
Total Net Proceeds	$8,400	$100,550
Use of Proceeds		
Production Expenses	$7,000	$99,150
Marketing and Advertising	$0	$0
Legal and Administration	<u>$1,400</u>	<u>$1,400</u>
Total Use of Net Proceeds	$8,400	$100,550

11. How will the Issuer complete this transaction and deliver securities to you?

Upon the close of this Offering, if you have purchased shares in the Issuer, records of your purchase will be filed and managed by an SEC-registered Stock Transfer Agent.

12. How can you cancel your investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The Funding Portal will notify investors when the minimum offering amount has been met.

If the issuer reaches the minimum offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

May 8, 2018

FP:  truCrowd

Open Until August 31, 2018

Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
Net Proceeds

		# of Shares	Total Proceeds	
200 Class "A" Common Voting Shares	*Minimum Amt.*	200	$10,000	$8,400
$50 per Share	*Maximum Amt.*	2,140	$107,000	$100,550

--

If an investor does not re-confirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

<u>The Offering</u>

13. What are the terms of the securities being offered?

Terms: If you own shares in the Issuer, you have information rights, you have rights to participate in the Issuer's annual meetings, and you may receive cash from the Issuer's Revenue Sharing Program.

- Information Rights: You will receive annual reports that disclose information about the financial health of the Issuer and other relevant information about the Issuer.
- Participating in the Issuer's annual meetings: You will be notified when Meg Media Inc. (the incorporated entity for this Issuer) plans to hold its annual meeting. You can attend the meeting (though your attendance is not mandatory) and are entitled to a vote even if you don't own a majority of the Issuer's shares. It is possible that the Issuer will enable attendance by proxy or other means in the future.

14. Do the securities being offered entitle investors to voting rights? ☑ Yes ☐ No

15. Are there limitations on the voter rights mentioned above? ☐ Yes ☑ No

Explanation: Because the Issuer is offering Class A Common Stock, each share that you own will entitle you to 1 vote on major decisions related to the Issuer. However, as long as one party retains a majority ownership stake in the Issuer, they will be able to determine all major decisions concerning the Issuer.

16. How may the terms of the securities being offered be modified?

The terms of the securities cannot be modified after the closing of this Offering.

<u>Restrictions on Transfer of the Securities Being Offered</u>



OFFERING STATEMENT

Net Proceeds

		# of Shares	Total Proceeds	
200 Class "A" Common Voting Shares	*Minimum Amt.*	200	$10,000	$8,400
$50 per Share	*Maximum Amt.*	2,140	$107,000	$100,550

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;[1]
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent,[2] to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding?

Outstanding Securities and Other Classes of Securities

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Preferred Stock	0	0	n/a	n/a
Class A Common Stock:	100,000	52,800	☑ Yes ☐ No	☑ Yes ☐ No
Debt Securities:	n/a	$0	n/a	n/a

Securities Reserved for Issuance upon Exercise or Conversion

Class A Common Stock:	3,566	0	☑ Yes ☐ No	☐ Yes ☑ No

18. May the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above? ☐ Yes ☑ No

---

[1] The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

[2] The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

May 8, 2018

FP:  truCrowd

Open Until August 31, 2018

Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT   **# of Shares   Total Proceeds**
Net Proceeds

			# of Shares	Total Proceeds
200 Class "A" Common Voting Shares	*Minimum Amt.*	200	$10,000	$8,400
$50 per Share	*Maximum Amt.*	2,140	$107,000	$100,550

---

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?   ☐ Yes
☑ No

20. Could the exercise of rights held by the principal shareholders identified in Question 6 affect the purchasers of the securities being offered?   ☐ Yes ☑ No

> Yes. Because the principal shareholders identified in Question 6 hold a majority of the voting shares of the Issuer, they could exercise rights that materially impact your investment. Although there are no plans to do either of the following, they could authorize and/or issue additional shares which could cause your ownership share to be diluted and/or modify the Issuer's Revenue Sharing Program which could reduce the amount of cash that is distributed to owners, including you.

21. How are the securities offered being valued?

> The valuation of the company has been performed based on the issuers' qualitative and financial information, including but not limited to: 1. the quality, size and experience of the management team; 2.- the market of reference and business model; 3. the product/service and customers' feedback; 4. - the presence of strategic partnerships as well as external investors; 5. - the presence of relevant IP and/or legal risks; 6. - the current financial performance of the company; 7. - the projected financial performance of the company.

> This information is combined with market-industry data, provided by a comprehensive valuation software, to come up with a comprehensive valuation estimate based on 5 different valuation models, 2 based on a qualitative assessment (named Scorecard and Check-List) and 3 based financial projections (namely: VC method, Discounted Cash Flows with Multiples, and Discounted Cash Flows with Long-Term Growth).



OFFERING STATEMENT
Net Proceeds

		# of Shares	Total Proceeds	
200 Class "A" Common Voting Shares	*Minimum Amt.*	200	$10,000	$8,400
$50 per Share	*Maximum Amt.*	2,140	$107,000	$100,550

--

These methods are combined in a weighted average that applies the weights (see above image) according to the stage of development of the company (assessed by the valuation software), giving more emphasis on the 2 qualitative methods for early-stage businesses, and vice versa.

May 8, 2018

FP: truCrowd

Open Until August 31, 2018

Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358



OFFERING STATEMENT
Net Proceeds

		# of Shares	Total Proceeds
200 Class "A" Common Voting Shares	*Minimum Amt.* 200	$10,000	$8,400
$50 per Share	*Maximum Amt.* 2,140	$107,000	$100,550

The weights for the above mentioned valuation methods are: Scorecard (26%), Check-list (26%), Venture Capital (16%), DCF- Long Term Growth (16%), and DCF with Multiples (16%).

The full valuation report (17 pages) is part of this offering and is to be found on the in the Offering's Documents Section.

The valuation was calculated at pre money **$3,215,650.**

22. What are the risks to me relating to holding a minority ownership stake in the issuer?
Because you are purchasing securities and will own a minority share of the Issuer, you incur certain risks related to being a minority shareholder. These include (but are not limited to):

- **The right to demand current distributions from an operating business is limited.** A majority owner, if they are committed to avoiding any distributions to a minority owner, can usually avoid making any distributions of profits. By establishing generous reserves for future expenses, paying a salary to themselves or their relatives at the high range of what is reasonable, pre-paying expenses, investing in new business or new equipment, leasing expensive cars, etc., a majority owner can spend enough that there are rarely any profits to be distributed. So long as the expenses are not grossly unreasonable, the investor,

May 8, 2018

FP: truCrowd

Open Until August 31, 2018



Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
Net Proceeds

		# of Shares	Total Proceeds
200 Class "A" Common Voting Shares	*Minimum Amt.* 200	$10,000	$8,400
$50 per Share	*Maximum Amt.* 2,140	$107,000	$100,550

probably, won't be able to force the Issuer to allow you to share in any of the current income of the Issuer.

- **No right to participate in any management decisions of the company.** The majority owner may make a decision that the investor think is bad and puts your interest in the Issuer at risk. The investor may see the majority owner running the Issuer into the ground. The investor can try to convince him that it is the wrong decision, but they don't have to take your calls.

- **The investor has limited rights, if any, to decide whether or not your interest bought out**. You may want to cash out your interest and do other things with the money. State law may give you the right to force the Issuer to buy you out, but these rights are limited.

- **Payout to minority owners.** While the investor would be entitled to a share of any profits on sale of the entire business, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

23. What are the risks to investors associated with corporate actions?

When you purchase and own securities in a company, there are certain risks related to actions that the company (in this case, the Issuer) could take. These include (but are not limited to):

- **Additional issuances of securities:** Following your investment in the Issuer, the Issuer may sell interest to additional investors, which could dilute the percentage interest of your ownership of the Issuer. You might have the opportunity to increase your investment in the Issuer in such transaction, but such opportunity cannot be assured. The amount of additional capital needed by the Issuer, if any, will depend upon the maturity and the objectives of the Issuer.

- **Issuer repurchases of securities:** The Issuer may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests help by other similarly situated investors to you, and create pressure on you to sell its securities to the Issuer concurrently.

- **A sale of the issuer or of assets of the issuer:** As a minority owner of the Issuer, you will have limited or no ability to influence a potential sale of the Issuer or a substantial portion of its assets. Thus, you will rely upon the executive

13

May 8, 2018

FP: truCrowd

Open Until August 31, 2018



Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT

Net Proceeds

		# of Shares	Total Proceeds
200 Class "A" Common Voting Shares	*Minimum Amt.* 200	$10,000	$8,400
$50 per Share	*Maximum Amt.* 2,140	$107,000	$100,550

management of the Issuer and the Board of Directors of the Issuer to manage the Issuer so as to maximize value for shareholders.

- **Transactions with related parties:** You should be aware that there will be occasions when the Issuer may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and the Board of Directors of the Issuer will be guided by their good faith judgement as to the Issuer's best interests. The Issuer may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Issuer to its shareholders. By acquiring an interest in the Issuer, you will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Indebtedness of the Issuer

24. Describe the material terms of indebtedness of the Issuer:

    The Issuer has no material indebtedness.

25. Has the issuer conducted other exempt offerings within the past three years? ☑ Yes ☐ No

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

- any director or officer of the issuer;
- any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
- if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or

14

May 8, 2018
FP: truCrowd



Open Until August 31, 2018

Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT			**# of Shares**	**Total Proceeds**
Net Proceeds				
200 Class "A" Common Voting Shares	*Minimum Amt.*	200	$10,000	$8,400
$50 per Share	*Maximum Amt.*	2,140	$107,000	$100,550

--

- any immediate family member of any of the foregoing persons.

☐ Yes ☑ No

FINANCIAL CONDITION OF THE ISSUER

27. Does the Issuer have an operating history? ☑ Yes ☐ No

28. Describe the financial condition of the Issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Selected Historical Financial Information			
Intangible Assets	2016	2017	2018
Intellectual Property	$266,760	$371,733	$427,493
Audience	$12,000	$15,000	$22,500
Distributor Relationships	$6,500	$6,500	$7,500
Brand Goodwill	$10,000	$10,000	$10,000
Capital Resources			
Financial Assets	$0	$0	$765
Credit Line	$0	$22,000	$22,000
Historical Results			
Revenue	$80,028	$111,520	$128,248
COGS	$16,752	$41,718	$47,976
Operating Income	$63,276	$69,802	$80,272

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

May 8, 2018
FP: truCrowd



Open Until August 31, 2018

Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT			**# of Shares**	**Total Proceeds**
Net Proceeds				
200 Class "A" Common Voting Shares	*Minimum Amt.*	200	$10,000	$8,400
$50 per Share	*Maximum Amt.*	2,140	$107,000	$100,550

(This Space Intentionally Left Blank. CEO Signed Financial Statements Begin on the Next Page)

May 8, 2018

FP:  truCrowd

Open Until August 31, 2018

Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
Net Proceeds

		# of Shares	Total Proceeds	
200 Class "A" Common Voting Shares	*Minimum Amt.*	200	$10,000	$8,400
$50 per Share	*Maximum Amt.*	2,140	$107,000	$100,550

Meg Media Inc.
Unaudited Financial Statements for the Period January 1, 2017 to December 31, 2017

Balance Sheet as of December 31, 2017	
ASSETS	
<u>Current Assets</u>	
Cash	$17,604.75
Total Current Assets	$17,604.75
<u>Non-Current Assets</u>	
Total Non-Current Assets	$0.00
TOTAL ASSETS	$17,604.75
LIABILITIES AND SHAREHOLDERS' EQUITY	
<u>Current Liabilities</u>	
Total Current Liabilities	$220.25
<u>Non-Current Liabilities</u>	
Total Non-Current Liabilities	$0.00
TOTAL LIABILITIES	$220.25
<u>Shareholder's Equity</u>	
Common Stock--100,000 authorized shares and 58,200 issued and outstanding.	
TOTAL SHAREHOLDERS' EQUITY	$17,384.50
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$17,604.75
Income Statement as of December 31, 2017	
<u>Operating Income</u>	
Sales	$105,490.47

May 8, 2018

FP:  truCrowd

Open Until August 31, 2018

Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
Net Proceeds

		# of Shares	Total Proceeds
200 Class "A" Common Voting Shares	*Minimum Amt.* 200	$10,000	$8,400
$50 per Share	*Maximum Amt.* 2,140	$107,000	$100,550

Custom Content Creation	$6,030.00
Total Operating Income	$111,520.47
Operating Expenses	
Cost of Goods Sold	$63,157.87
Revenue Sharing	$9,481.31
Marketing and Advertising	$8,625.33
Total Operating Expenses	$81,264.51
NET INCOME FROM OPERATIONS	$30,255.96
Other Income (Expenses)	$0.00
NET INCOME	$30,255.96

Cash Flow Statement January 1 - December 31, 2017

Cash Flows from Operating Activities	
Income Earned During the Period	$111,520.47
Expenses Incurred During the Period	$81,264.51
Net Cash Flows From Operating Activities	$30,255.96
Cash Flows From Investing Activities	
Net Cash Flows From Investing Activities	$0.00
Cash Flows From Financing Activities	
Net Cash Flows From Financing Activities	$0.00
Cash at Beginning of Period	$4,685.17
Net Increase (Decrease) in Cash	$12,919.58
Cash at End of Period	$17,604.75

Notes to Unaudited Financial Statements -- January 1, 2017 to December 31, 2017



Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT		# of Shares	Total Proceeds	Net Proceeds
200 Class "A" Common Voting Shares	*Minimum Amt.*	200	$10,000	$8,400
$50 per Share	*Maximum Amt.*	2,140	$107,000	$100,550

ORGANIZATION AND NATURE OF ACTIVITIES

Meg Media Inc. ("the Issuer") is an e-learning company registered in California.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. There were no significant estimates used in the preparation of these financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Amounts Due to Shareholders

The Company's founders have advanced capital to the Company in the form of cash and by payment of certain formation and startup expenses. The amounts due accrue no interest and are payable from current income as the Company's earnings allow.

Federal Income Taxes

Any loss carryforward to which the Company may be entitled will be applied to future income to reduce income taxes payable. Due the the uncertainty associated with the Issuer's ability to take advantage of these carryforwards, management has elected not to record an associated valuation allowance. Net operating loss carryforwards expire after twenty years if unused.

The Company's federal tax filing for fiscal year 2017 will fall within the statutory period of review by the IRS until 2020.



OFFERING STATEMENT
Net Proceeds

		# of Shares	Total Proceeds	
200 Class "A" Common Voting Shares	*Minimum Amt.*	200	$10,000	$8,400
$50 per Share	*Maximum Amt.*	2,140	$107,000	$100,550

The above financial statements have been reviewed by the Chief Executive Officer of Meg Media Inc. Their letter of certification follows on the next page.

May 8, 2018

FP:  truCrowd

Open Until August 31, 2018

Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
Net Proceeds

			# of Shares	Total Proceeds	
200 Class "A" Common Voting Shares	*Minimum Amt.*	200	$10,000	$8,400	
$50 per Share	*Maximum Amt.*	2,140	$107,000	$100,550	

--

May 8, 2018

FP: truCrowd

Open Until August 31, 2018



Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
Net Proceeds

		# of Shares	Total Proceeds	
200 Class "A" Common Voting Shares	Minimum Amt.	200	$10,000	$8,400
$50 per Share	Maximum Amt.	2,140	$107,000	$100,550

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

- Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
    - in connection with the purchase or sale of any security?　☐ Yes ☑ No
    - involving the making of any false filing with the Commission?　☐ Yes ☑ No
    - arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?　☐ Yes ☑ No
- Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
    - in connection with the purchase or sale of any security?　☐ Yes ☑ No
    - involving the making of any false filing with the Commission?　☐ Yes ☑ No
    - arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?　☐ Yes ☑ No
- Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    - at the time of the filing of this offering statement bars the person from:

May 8, 2018

FP: truCrowd

Open Until August 31, 2018

Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
Net Proceeds

		# of Shares	Total Proceeds
200 Class "A" Common Voting Shares	*Minimum Amt.* 200	$10,000	$8,400
$50 per Share	*Maximum Amt.* 2,140	$107,000	$100,550

- ■ association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
- ■ working in securities, insurance or banking? ☐ Yes ☑ No
- ■ engaging in savings association or credit union activities? ☐ Yes ☑ No
- ■ constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No
- ● Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
  - ○ suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
  - ○ places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
  - ○ bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No
- ● Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
  - ○ any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
  - ○ Section 5 of the Securities Act? ☐ Yes ☐ No
- ● Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No
- ● Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A

23

May 8, 2018

FP: truCrowd

Open Until August 31, 2018



Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
Net Proceeds

		# of Shares	Total Proceeds	
200 Class "A" Common Voting Shares	*Minimum Amt.* 200	$10,000	$8,400	
$50 per Share	*Maximum Amt.* 2,140	$107,000	$100,550	

offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

● Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☑ No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include: (1) any other material information presented to investors; and (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

   (1) On the following page, a copy of the Investor Brief as of March 6, 2018 is included.

(This Space Intentionally Left Blank. Investor Brief as of May 7, 2018 Begins on the Next Page)

May 8, 2018

FP: truCrowd

Open Until August 31, 2018



Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT			# of Shares	Total Proceeds
Net Proceeds				
200 Class "A" Common Voting Shares	*Minimum Amt.*	200	$10,000	$8,400
$50 per Share	*Maximum Amt.*	2,140	$107,000	$100,550

Investor Brief

Today, the #1 source of work-related stress is losing your job to artificial intelligence or new technology.[3] So imagine what students without an undergraduate degree must be feeling as they read about AI and other forces replacing jobs and forever changing the future of work.

The fast pace of technological change means that people need affordable and accessible higher education now more than ever. However, the costs of colleges and universities are skyrocketing. In 1979, someone could pay for a year's worth of college tuition by working a part-time, minimum wage job over the summer. Today, it takes a student almost 1,000 minimum-wage working hours to pay for that same tuition (before paying for books, rent, and everything else).[4]

In 2013, Eazl started working on problems like this. Because the existing American college system leaves many students in debt and unable to find a job, Eazl created and launched what is now the world's bestselling online career course for recent graduates. The course

---

[3] Weichers, Emily. "U.S. Study Reveals Rising Stress at Work Driven by Politics, Artificial Intelligence and Pressure to Master New Skills." *Udemy*, 6 June 2017. Accessed online at goo.gl/wBRic5.

[4] Narula, Svati Kirsten. "The Myth of Working Your Way Through College." *The Atlantic*, 14 April 2014. Accessed online at goo.gl/Ua6R3Z.



Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
Net Proceeds

		# of Shares	Total Proceeds
200 Class "A" Common Voting Shares	*Minimum Amt.* 200	$10,000	$8,400
$50 per Share	*Maximum Amt.* 2,140	$107,000	$100,550

helps recent graduates write resumes, use modern job searching technologies, and develop interviewing skills.

Since then, Eazl has launched dozens of innovative online learning programs that have helped 100,000+ students worldwide fit into the new economy. Now, along with Picture Show Films, Eazl is launching the Digital Degree™, a $500 undergraduate business degree alternative accessible to students anywhere in the world. Future graduates will earn degrees that are issued on the blockchain are, in many ways, superior to traditional undergraduate degrees. Our goal is to help ensure that the economy of the future works for *everyone*.

Have you ever known a smart person who never finished their undergraduate degree? Most of us do. Why does this happen? According to the Pew Research Center, two thirds of people who don't earn degrees fail to earn them because of some form of financial hardship.[5]

Meet Mariana. She works two jobs--one of them at a coffee shop near Eazl's offices and another at Dunkin Donuts. She's the daughter of immigrants, a "Dreamer" who was brought to the US as young child. Mariana is friendly and she works hard. Today, it is impossible for Mariana to earn a degree. She's looked into it, and even with scholarships she'll owe $10,000 per year to pay for the most affordable university she can find. Without personal credit or

---

[5] Weissman, Jordan. "Why Do So Many Americans Drop Out of College?" *The Atlantic,* 29 March 2012. Accessed online at goo.gl/oztzzt.

May 8, 2018

FP: truCrowd

Open Until August 31, 2018



Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT

Net Proceeds

		# of Shares	Total Proceeds	
200 Class "A" Common Voting Shares	*Minimum Amt.*	200	$10,000	$8,400
$50 per Share	*Maximum Amt.*	2,140	$107,000	$100,550

eligibility for student loans, the dream of a degree is impossible for her.

So let's take a trip to the future. If Mariana doesn't ever earn a degree, she's likely to be stuck in low-wage work, to have a lower sense of self-worth, and to have a difficult time making a living in the new economy. But what if Mariana is able to earn her degree? The statistics say she will:

- live 9 years longer
- have 75% higher wages and earn $2.7 million more over the course of her life
- be 20% less likely to have major health problems
- increase her chances of having a life-long marriage by 20%
- be 40% less likely to have to interact with the criminal justice system[6]

We all know Mariana. Someone who became a young parent, who started college at the wrong time, who had to work as soon as they were 18, or who didn't have the right university nearby.

Using Eazl's experience teaching more than 100,000 adults we are pioneering a revolutionary approach to the undergraduate degree. It's a solution that meets the needs of four groups of people: students, employers, shareholders, and society. The program we've developed will ultimately enable students to earn a degree that is, in many ways, superior to the existing undergraduate credential. The total cost to each student? Around $500.

The Digital Degree™ is a collection of 50 interactive, video-based learning experiences that collectively offer students a well-rounded undergraduate business education. These courses cover topics like statistics, humanities, life sciences, economics, reading, and writing. Students earning their Digital Degree™ have lifetime access to these courses and pay an average price of around $10 per course through Eazl or Eazl's network of distribution partners like Udemy (the largest online course distributor in the world). Every student's experience includes:

- completing a collection of 50 undergraduate-level interactive courses
- creating projects that demonstrate what they've learned in each course
- receiving feedback on their projects as they build a portfolio from a dedicated mentor
- using modern online tools like the Google Apps for Work
- access to Eazl's worldwide network of more than 100,000 alumni

---

[6] "The True ROI of a Bachelor's Degree." *University of Florida*. Accessed online at goo.gl/UupNuq.

May 8, 2018

FP:  truCrowd

Open Until August 31, 2018

Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
Net Proceeds

			# of Shares	Total Proceeds
200 Class "A" Common Voting Shares	*Minimum Amt.*	200	$10,000	$8,400
$50 per Share	*Maximum Amt.*	2,140	$107,000	$100,550

--

The Digital Degree™ is unique relative to traditional college programs:

- **Lifetime Access:** Students have lifetime access to their courses. Each includes bite-sized lectures, interviews with experts and practitioners, and practice activities. Many of these learning experiences also include templates, step-by-step guides, and sample collections. For example, as a Digital Degree™ graduate, if Mariana needs statistics at work in 12 years, she can go back to her class, take the lectures she needs, and apply it.

- **Building a Portfolio:** In order to earn credit, each student must complete work projects related to each course taken. Further, Eazl has built an Employability Team, a group of professionals who help calibrate these projects such that students get real world skills.

- **Dedicated Mentor:** Students will be graded and receive feedback from a dedicated mentor throughout their learning experience so that they can get personalized guidance as they learn.

- **Learning from a Network of Experts:** Because students are learning in a video-based environment, they're able to learn from experts and practitioners with diverse backgrounds, geographies, and worldviews in each course.

- **Engaging Learning Experiences:** Eazl has won awards for outstanding production quality. This focus on making the learning experiences attract and retain student's attention has resulted in a 70% increase in engagement with students (see Figure 1).

May 8, 2018

FP: ▲truCrowd

Open Until August 31, 2018



Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT

Net Proceeds

		# of Shares	Total Proceeds
200 Class "A" Common Voting Shares	*Minimum Amt.* 200 $10,000		$8,400
$50 per Share	*Maximum Amt.* 2,140 $107,000		$100,550

--

- **Blockchain Degrees:** each Digital Degree™ is issued and verifiable using blockchain technology. That means that employers or any other person or organization can verify a student's degree using a unique blockchain-generated ID.

The Digital Degree™ is an undergraduate degree program that meets the needs of students, employers, investors, and society. It enables any student with an internet connection and device to earn a well-rounded undergraduate degree with coursework that they can access and a large, global alumni network. We're fighting for Mariana and other people like her.

Frequently Asked Questions

Why is Eazl selling these shares? To build the Digital Degree™ program: a collection of 50 digital learning experiences. Together, these courses replicate what students learn in an undergraduate business program. In total, this will be 200-250 hours worth of interactive content. The full Digital Degree™ program should be available to students no later than December 31, 2025.

Do employers hire candidates with alternative degrees? Yes. In a 2017 study, 84% of recruiters surveyed said that candidates with alternative degrees were "just as prepared" or "more prepared" for jobs than grads with traditional degrees (source: Indeed.com).

May 8, 2018

FP:  truCrowd

Open Until August 31, 2018

Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
Net Proceeds

		# of Shares	Total Proceeds
200 Class "A" Common Voting Shares	*Minimum Amt.* 200	$10,000	$8,400
$50 per Share	*Maximum Amt.* 2,140	$107,000	$100,550

Is the Digital Degree™ accredited? No, and we do not plan to seek accreditation with traditional college accreditation boards right away. However, we do plan to develop the Digital Degree™™ in alignment with the standards set by the California Postsecondary Education Commission and to seek accreditation in the future if it does not require us to raise prices substantially.

How does Eazl make money? When a student buys lifetime access to a digital course. Each course costs students around $10 and is sold through Eazl's platform and other distribution partners like Udemy.com.

How do investors in the Eazl make money? When their ownership stakes in the startup become more valuable.

Note: You can look into these financial projections in Appendix II. Also, nobody in from the Digital Degree™ or from TruCrowd can guarantee any results for you if you buy shares in this startup. Losing 100% of your investment is a real possibility.

What am I buying as a part owner of Eazl? Ownership shares in Meg Media Inc., a company registered in California. These shares entitle you to voting rights and equity ownership. They are just like the shares that all of the founders and creative partners have. In Appendix I of this document, you can read exactly how your ownership stake could make you money.

Why might the Digital Degree™ project fail? The 5 biggests risks and challenges are:
1. It's a major production effort and the team could have challenges working together.

May 8, 2018

FP:  truCrowd

Open Until August 31, 2018

Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
Net Proceeds

		# of Shares	Total Proceeds	
200 Class "A" Common Voting Shares	*Minimum Amt.*	200	$10,000	$8,400
$50 per Share	*Maximum Amt.*	2,140	$107,000	$100,550

--

2. Providing support to thousands of students could be more expensive than we think.
3. Students might complain that their Digital Degree™ doesn't come from an accredited university, which might make it hard to grow enrollment in the program.
4. The financial model in Appendix II might be overestimating demand for these courses.
5. The project relies heavily on the work of Davis Jones, the founder of Eazl. If something were to happen to him, it would be bad for the Project.

How do I become an owner of shares in Eazl? Any American citizen can own shares in Eaz and support the development of the Digital Degree™. To learn more, visit digital-degree.com.

May 8, 2018

FP: truCrowd

Open Until August 31, 2018

Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358



OFFERING STATEMENT

Net Proceeds

		# of Shares	Total Proceeds	
200 Class "A" Common Voting Shares	*Minimum Amt.*	200	$10,000	$8,400
$50 per Share	*Maximum Amt.*	2,140	$107,000	$100,550

Appendix I: How Eazl Owners Could Make Money While Doing Good

When buy shares in Eazl, you're buying an ownership stake in the Meg Media Inc., a California corporation. Ownership legally entitles you to potential money via equity ownership in Eazl.

Here's How Your Ownership Stake in the Eazl Could Become Valuable

Let's say that the Digital Degree program changes higher education and becomes a big hit like Eazl's Career Hacking course. For example, imagine that there are 10,000 students graduating with Digital Degrees in the each year, Eazl's other courses are doing great, and *you* were one of the first owners of Eazl. Let's also say that a socially-responsible company offers $60 million to buy Eazl (which is our 2029 target valuation for Eazl). If this happens, they might buy all the shares of Meg Media Inc., including yours. Here's how that would work:

(# of Shares You Own / Total # of Project Shares) * 60,000,000 = Your Share of the Buyout

If Eazl was to sell all of the shares in this Issuance and build the Digital Degree using that money, the total number of shares issued in Meg Media Inc. will be 67,879. If you buy 40 shares in Eazl, your share of the buyout would look like this:

(40 / 67,879) * 60,000,000 = **$35,357** *cash for you from the buyout*

May 8, 2018

FP:  truCrowd

Open Until August 31, 2018

Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
Net Proceeds

		# of Shares	Total Proceeds	
200 Class "A" Common Voting Shares	*Minimum Amt.*	200	$10,000	$8,400
$50 per Share	*Maximum Amt.*	2,140	$107,000	$100,550

--

Appendix II: Financial Projections for the Next 5 Years of Eazl

May 8, 2018

FP:  truCrowd

Open Until August 31, 2018

Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
Net Proceeds

			# of Shares	Total Proceeds
200 Class "A" Common Voting Shares	*Minimum Amt.*	200	$10,000	$8,400
$50 per Share	*Maximum Amt.*	2,140	$107,000	$100,550

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 1st of each calendar year.

Once posted, the annual report may be found on the issuer's website at: investors.eazl.co

The Issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.

*   *   *   *   *

PART 240 - GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

9. The authority citation for part 240 continues to read, in part, as follows: Authority: 15 U.S.C. 77c, 77d, 77g, 77j, 77s, 77z-2, 77z-3, 77eee, 77ggg, 77nnn, 77sss, 77ttt, 78c, 78c-3, 78c-5, 78d, 78e, 78f, 78g, 78i, 78j, 78j-1, 78k, 78k-1, 78l, 78m, 78n, 78n-1, 78o, 78o-4, 78o-10, 78p, 78q, 78q-1, 78s, 78u-5, 78w, 78x, 78ll, 78mm, 80a-20, 80a-23, 80a-29, 80a-37, 80b-3, 80b-4, 80b-11, 7201 et. seq., and 8302; 7 U.S.C. 2(c)(2)(E); 12 U.S.C. 5221(e)(3); 18 U.S.C. 1350; and Pub. L. 111-203, 939A, 124 Stat. 1376, (2010), unless otherwise noted.

10.   Add § 240.12g-6 to read as follows:

§   240.12g-6 Exemption for securities issued pursuant to section 4(a)(6) of the Securities Act of 1933.

May 8, 2018

FP: truCrowd

Open Until August 31, 2018

Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
Net Proceeds

			# of Shares	Total Proceeds
200 Class "A" Common Voting Shares	*Minimum Amt.*	200	$10,000	$8,400
$50 per Share	*Maximum Amt.*	2,140	$107,000	$100,550

(a) For purposes of determining whether an issuer is required to register a security with the Commission pursuant to Section 12(g)(1) of the Act (15 U.S.C. 78l(g)(1)), the definition of held of record shall not include securities issued pursuant to the offering exemption under section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that:

(1)   Is current in filing its ongoing annual reports required pursuant to § 227.202 of this chapter;

(2)   Has total assets not in excess of $25 million as of the end of its most recently completed fiscal year; and

(3)   Has engaged a transfer agent registered pursuant to Section 17A(c) of the Act to perform the function of a transfer agent with respect to such securities.

(b) An issuer that would be required to register a class of securities under Section 12(g) of the Act as a result of exceeding the asset threshold in paragraph (2) may continue to exclude the relevant securities from the definition of "held of record" for a transition period ending on the penultimate day of the fiscal year two years after the date it became ineligible. The transition period terminates immediately upon the failure of an issuer to timely file any periodic report due pursuant to § 227.202 at which time the issuer must file a registration statement that registers that class of securities under the Act within 120 days

May 8, 2018

FP:  truCrowd

Open Until August 31, 2018

Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
Net Proceeds

		# of Shares	Total Proceeds
200 Class "A" Common Voting Shares	*Minimum Amt.* 200	$10,000	$8,400
$50 per Share	*Maximum Amt.* 2,140	$107,000	$100,550

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "ACT") AND HAVE NOT BEEN REGISTERED UNDER THE ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

Meg Media Inc.

Ladies and Gentlemen:

The undersigned understands that MEG MEDIA INC., a corporation organized under the laws of California (the "Company"), is offering up to 2,140 shares of common stock (the "Securities") in a Regulation Crowdfunding offering. This offering is made pursuant to the Form C (the "Form C"). The undersigned further understands that the offering is being made pursuant to Section 4(a)(6) of the Act and Regulation Crowdfunding under the Act ("Regulation Crowdfunding") and without registration of the Securities under the Act (this "Offering").

1) **Subscription.** Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. Subscriber understands and acknowledges that the subscription may not be revoked within the 48 hour period prior to a closing (as described below) of the Offering. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2) **Acceptance of Subscription and Issuance of Securities.** It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the

May 8, 2018
FP: truCrowd



Open Until August 31, 2018

Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT

		# of Shares	Total Proceeds	Net Proceeds
200 Class "A" Common Voting Shares	*Minimum Amt.*	200	$10,000	$8,400
$50 per Share	*Maximum Amt.*	2,140	$107,000	$100,550

Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3) **Closings.** Closings of the purchase and sale of the Securities (the "Closing") shall take place at such time and place as the Company may designate by notice to the undersigned.
4) **Payment for Securities.** Payment for the Securities shall be received by PrimeTrust LLC (the "Escrow Agent") from the undersigned by payment of immediately available funds or other means approved by the Escrow Agent prior to the Offering campaign deadline, in the amount as set forth on the signature page hereto (the "Purchase Price"). Upon any Closings, the Escrow Agent shall release such funds to the Company.
5) **Representations and Warranties of the Company.** As of the Closing, the Company represents and warrants that:
   a) The Company is duly formed and validly existing under the laws of California, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.
   b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and non-assessable, and will conform in all material respects to the description thereof set forth in the Form C.
   c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.
   d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of,

May 8, 2018

FP:  truCrowd

Open Until August 31, 2018

Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
Net Proceeds

		# of Shares	Total Proceeds
200 Class "A" Common Voting Shares	*Minimum Amt.* 200	$10,000	$8,400
$50 per Share	*Maximum Amt.* 2,140	$107,000	$100,550

---

or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation Crowdfunding, or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6) **Representations and Warranties of the Undersigned.** The undersigned hereby represents and warrants to and covenants with the Company that:

   a) General.

       i) The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

       ii) The undersigned is not acquiring the Securities as a nominee or agent or otherwise for any other person.

       iii) The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

       iv) Including the amount set forth on the signature page hereto, in the past 12 month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

   b) Information Concerning the Company.

       i) The undersigned has received and reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

38

May 8, 2018

FP:  truCrowd

Open Until August 31, 2018

Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
Net Proceeds

			# of Shares	Total Proceeds
200 Class "A" Common Voting Shares	*Minimum Amt.*	200	$10,000	$8,400
$50 per Share	*Maximum Amt.*	2,140	$107,000	$100,550

--

ii) The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii) The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, or any of its affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, or any of its affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, nor any of its affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, nor any of its affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv) The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v) The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

May 8, 2018

FP:  truCrowd

Open Until August 31, 2018

Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
Net Proceeds

		# of Shares	Total Proceeds
200 Class "A" Common Voting Shares	*Minimum Amt.* 200	$10,000	$8,400
$50 per Share	*Maximum Amt.* 2,140	$107,000	$100,550

--

vii) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

viii) Undersigned has up to 48 hours before the closing of undersigned's investment, to cancel the purchase and get a full refund.

c) **No Guarantee.** The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Securities is suitable and appropriate for the undersigned or (C) made any guarantee that the Company will go forward with the Closing.

d) **Status of Undersigned.** The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) **Restrictions on Transfer or Sale of Securities.**

i) The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The

May 8, 2018

FP:  truCrowd

Open Until August 31, 2018

Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
Net Proceeds

			# of Shares	Total Proceeds
200 Class "A" Common Voting Shares	*Minimum Amt.*	200	$10,000	$8,400
$50 per Share	*Maximum Amt.*	2,140	$107,000	$100,550

undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii) The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii) The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

f) **Conditions to Obligations of the Undersigned and the Company.** The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 being true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

g) **Buyout Right:** The Company may, at any time after the closing of this Offering, and in connection with a bona fide institutional financing, repurchase the Securities from the undersigned, by delivering the undersigned written notice of such repurchase along with payment for the Securities. The payment for the Securities shall be based on the valuation of the Company in such institutional financing; provided, however, such repurchase price shall not be less than the purchase price paid for the Securities in this Offering. Upon delivery of such

May 8, 2018
FP: truCrowd



Open Until August 31, 2018

Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
Net Proceeds

		# of Shares	Total Proceeds	
200 Class "A" Common Voting Shares	*Minimum Amt.*	200	$10,000	$8,400
$50 per Share	*Maximum Amt.*	2,140	$107,000	$100,550

notice and payment, the Securities shall automatically be deemed repurchased and cancelled.

h) **Future Offerings under Regulation A of the Act.** In the event the Company elects to make an offering of securities (a) of the same class as the Securities, or (b) securities that the CEO, in its sole discretion, determines to be the economic equivalent of the Securities ("Equivalent Securities") under Regulation A of the Act, the undersigned agrees that, at the sole discretion of the CEO, the Securities (or some portion of the Securities) may be exchanged for an equivalent number of securities of the same class or Equivalent Securities of the Company, at no cost to the undersigned. The undersigned agrees to provide any information necessary to effect such exchange, and to hold the securities issued under Regulation A in the manner prescribed in such offering, including holding the securities to be issued in "street name" in a brokerage account. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the CEO.

i) **Revisions to Manner of Holding.** In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6), the undersigned agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Act, and to take any and all actions determined by the CEO in good faith to be advisable to transfer any Shares held by the Investor into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Shares. The undersigned agrees that in the event the undersigned does not provide information sufficient to effect such exchange, or take such actions, in a timely manner, the Company may repurchase the Securities at a price to be determined by the CEO.

j) **Obligations Irrevocable.** Following the Closing, the obligations of the undersigned shall be irrevocable.

k) **Waiver, Amendment.** Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

l) **Assignability.** Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by

May 8, 2018

FP:  truCrowd

Open Until August 31, 2018

Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

OFFERING STATEMENT
Net Proceeds

		# of Shares	Total Proceeds
200 Class "A" Common Voting Shares	*Minimum Amt.* 200	$10,000	$8,400
$50 per Share	*Maximum Amt.* 2,140	$107,000	$100,550

either the Company or the undersigned without the prior written consent of the other party.

m) **Waiver of Jury Trial.** THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

n) **Submission to Jurisdiction.** With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Santa Rosa, California, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

o) **Governing Law.** This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of California, without regard to conflict of law principles thereof.

p) **Section and Other Headings.** The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

q) **Counterparts.** This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

r) **Notices.** All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the addresses for the respective parties set forth on the signature pages hereto (or to such other address as either party shall have specified by notice in writing to the other at the addresses).

s) **Binding Effect.** The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

t) **Survival.** All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.



May 8, 2018
FP: truCrowd

Open Until August 31, 2018

Meg Media Inc.
5327 West Grace Street
Chicago, Illinois 60641
(415) 871-0358

			# of Shares	Total Proceeds
OFFERING STATEMENT				
Net Proceeds				
200 Class "A" Common Voting Shares	*Minimum Amt.*	200	$10,000	$8,400
$50 per Share	*Maximum Amt.*	2,140	$107,000	$100,550

u) **Notification of Changes.** The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

v) **Severability.** If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

w) **Entire Agreement.** This agreement represents the entire understanding between the parties with respect to its subject matter and supersedes any previous communication or agreements that may exist.

IN WITNESS WHEREOF, the parties have executed this agreement as of ________________.

Number of Shares: _________________________________
Aggregate Purchase Price: ___________________________

COMPANY: Meg Media Inc.

____
Name: _____________________________
Title: ______________________________

SUBSCRIBER:

By:
Name:
Title: